510 Burrard St, 3rd Floor
Date: April 1, 2016	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: B2GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 27, 2016
Record Date for Voting (if applicable) :	April 27, 2016
Beneficial Ownership Determination Date :	April 27, 2016
Meeting Date :	June 10, 2016
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	11777Q209	CA11777Q2099

Sincerely,

Computershare
Agent for B2GOLD CORP.